UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO PLACED STOCK BONDS OF BO-01 SERIES AT A SUM OF 5 BILLION ROUBLES

Moscow, Russia – November 16, 2009. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces about placing its stock bonds.

On the 13th of November 2009 Mechel OAO completed initial placement of its stock secured non-convertible interest-bearing documentary bonds of BO-01 series with an obligatory centralized care of securities (ID serial number 4B02-01-55005-E of 05.02.2009) at MICEX Stock Exchange ZAO by providing 1st rate coupon competition.
The number of the placed bonds makes 5,000,000 pieces (100% of the stock bonds issue volume), the nominal value of the bonds is 1000 roubles each and the total nominal value of the placed bonds is 5,000,000,000 roubles.
According to the results of the competition the 1st coupon rate of the stock bonds of BO-01 series was 12.5% per year which corresponds to a sum of 62.33 roubles. According to the Prospectus of the stock bonds of B0-01 series and
Resolution on the stock bonds issue of B0-01 series, the coupon rate from the
2nd to the 4th coupon is equal to the 1st coupon rate.
Svyaz Bank AB OAO and Uglemetbank OAO were managers of the placement.
S.A.Ploshchenko, Mechel’s Chief Financial Officer commented on the event:
“Unlike the ordinary bonds whose last issue was placed at the end of October,
2009 to provide financing for Elga coal deposit development, this stock bonds were issued only in order to optimize Mechel Group’s debt portfolio. Following successful placing of the previous bonds series, Mechel together with its bonds placement managers made good use of the market interest to Mechel OAO borrowings in the open market. This will allow us to repay more expensive bank loans, raised at the end of the last year and the beginning of the current year.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 16, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO